Brian J. Morris Chief Corporate Finance Counsel, Law Department

The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102 Tel 973-802-3200 Fax 973-802-7614 brian.morris@prudential.com

October 7, 2009

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Prudential Financial, Inc.
Definitive Proxy Statement on Schedule 14A, filed March 20, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-16707

Dear Mr. Riedler:

I am writing regarding your letter, dated September 29, 2009, addressed to Richard J. Carbone setting forth comments of the Staff of the Securities and Exchange Commission on the Definitive Proxy Statement on Schedule 14A, filed on March 20, 2009, of Prudential Financial, Inc. (the “Company”). Please note that, as discussed with you, the Company intends to respond to the Staff’s comments by October 30, 2009.

Please call me at the above number if you have any questions.

Very truly yours,

/S/ BRIAN J. MORRIS